EXHIBIT 1

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

September 12, 2008

Mr. Melvin G. Brekhus
President and Chief Executive Officer
Texas Industries, Inc.
1341 W. Mockingbird Lane
Dallas, Texas  75247

Dear Mel,

Although TXI has experienced recent difficulties and criticism, we believe that the U.S. heavy building materials industry continues to show potential for long-term growth, particularly in Texas and California, and that TXI should be in a position to participate in that growth over the coming years.  We believe our position as your largest stockholder and our background and experience in the industry uniquely position us to provide meaningful insights and a refreshing point of view on the issues facing TXI today and in the future.

We are confident in TXI’s growth potential and would like to increase significantly our already substantial passive equity ownership.  However, TXI’s stockholder rights plan effectively prohibits an increase in our current investment position.  We therefore propose that TXI’s board amend the stockholder rights plan to allow NNS to increase its equity ownership of TXI to 25%, and that NNS be provided with appropriate board representation reflecting our investment in TXI.  In return, we would be willing to agree to appropriate standstill restrictions to assure our support of the incumbent board.

We hope that we will be able to work together to improve TXI’s performance and enhance value for all TXI stockholders.  We look forward to your prompt response.

                            Sincerely,

                             /s/ Nassef Sawiris

                            Nassef Sawiris

cc           The Board of Directors
Texas Industries, Inc.